Exhibit 99.7

PRESS RELEASE

Angola: TotalEnergies launches the Kaminho deepwater project

Paris, May 21, 2024 – Patrick Pouyanné, Chairman and CEO of TotalEnergies, met on May 20 in Luanda with João Lourenço, President of Angola, Diamantino Azevedo, Minister of Mineral Resources, Oil & Gas (MIREMPET), Paulino Jerónimo, Chairman and CEO of ANPG and Gaspar Martins, Chairman and CEO of Sonangol, to announce the Final Investment Decision of the Kaminho deepwater project.

TotalEnergies (40%), along with its Block 20/11 partners, Petronas (40%) and Sonangol (20%), announced the Final Investment Decision (FID) of the Kaminho project to develop the Cameia and Golfinho fields, located 100 km off the coast of Angola, by 1,700 m water-depth. This FID has been made possible thanks to a close collaboration with the concessionaire Agencia Nacional de Petroleo e Gas (ANPG).

The Kaminho project which is the first large deepwater development in the Kwanza basin comprises the conversion of a Very Large Crude Carrier (VLCC) to a Floating Production Storage and Offloading (FPSO) unit, which will be connected to a subsea production network. Designed to minimize greenhouse gas emissions and eliminate routine flaring, this FPSO is all-electric and associated gas will be fully reinjected into the reservoirs. Production start-up is expected in 2028, with a plateau of 70,000 barrels of oil per day.

The Kaminho project will involve over 10 million man-hours in Angola, mainly with offshore operations and construction at local yards.

On this occasion, TotalEnergies and Sonangol EP also signed a Memorandum of Understanding to share expertise on Research & Technology, notably in decarbonization of the Oil & Gas industry, with a strong focus on methane emissions reduction and renewable energies. TotalEnergies’ teams will provide support to Sonangol EP for the start-up and operation of its new Sumbe R&D center and for the development of the skills of the Sonangol research and technology teams, with a focus on reservoir geology, process electrification and photovoltaics.

“Building on our pioneering spirit and our long-term partnership with Angola, we are pleased to launch the Kaminho project along with our strategic partners, Sonangol and Petronas, and the strong support and confidence of the Angolan authorities. This project, which leverages innovation to fit with our investment criteria - breakeven under 30 $/b and carbon intensity of 16 kg CO2e/boe - will become our seventh FPSO in the country and the first-ever development in the Kwanza basin”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “We look forward to joining forces with Sonangol in technology to promote innovation and low-carbon technologies for the energy industry in Angola, in particular to slash methane emissions and contribute to the diversification of Angola's energy mix.”

Diamantino de Azevedo, Minister of Mineral Resources, Oil & Gas (MIREMPET), highlighted the importance of the partnership between TotalEnergies, Sonangol and Petronas to make possible the Kaminho project and said: “This partnership is for us of extreme importance, as it creates a joint operating entity between Sonangol and TotalEnergies in production phase. It is also relevant that the contracts signed today include national companies and contribute to local content with more than 10 million hours of work to be performed by local companies”.

Paulino Jerónimo, Chairman of the Board of ANPG, said: “The first development in the maritime zone of the Kwanza basin is important to showcase the opening of new oil frontiers in Angola, and it’s part of our strategy to keep Angola on the top of African oil producers, bringing important income to our economy.”

Gaspar Martins, CEO Sonangol, said: “The final investment decision of Kaminho project materializes the commitment and efforts made by the Angolan government, through its Ministry and National Concessionaire, and TotalEnergies, Sonangol and Petronas as partners. They allowed the right conditions to contribute to increasing national production of oil and natural gas, and with that the revenues for the country”.

Tan Sri Tengku Muhammad Taufik, Petronas President and Group CEO, said, “This milestone is in line with Petronas’ continued efforts to strengthen our international portfolio by participating in prospective regions in Africa with trusted partners. Reaching the FID for this development in the Kwanza basin further demonstrates our steadfast commitment to deliver much-needed reliable energy to our customers and sustainable long-term value to our stakeholders.”

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TotalEnergies in Angola

TotalEnergies has been present in Angola since 1953 and today employs around 1,500 people across different business segments. With a diversified portfolio, deep offshore operated assets representing more than 45% of the country’s oil production, service stations in partnership with Sonangol and renewable energy projects, TotalEnergies in Angola is a key player in supporting the country’s sustainable energy transition.

Block 20/11

TotalEnergies E&P Angola Block 20 operates Block 20/11 with a 40% interest, alongside Petronas Angola E&P Ltd (PAEPAL, 40%) and Sonangol Pesquisa & Produção SA (20%)

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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